SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

STEEL TECHNOLOGIES INC.
(Name of Issuer)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

858147 10 1
(CUSIP Number)

Year ended 2004
(Date of Event)

[X ] Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 4 Pages

CUSIP No. 858147 10 1	13G

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Merwin J. Ray
###-##-####

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER
520,560

6.	SHARED VOTING POWER
- 0 -

7.	SOLE DISPOSITIVE POWER
520,560

8.	SHARED DISPOSITIVE POWER
- 0 -

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
549,404

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.27%

12.	TYPE OF REPORTING PERSON
IN
Page 2 of 4 Pages

Item 1.	Name of Issuer

(a),(b) The name of the issuer of the securities covered by this statement is Steel Technologies Inc. The issuer's principal executive offices are located at 15415 Shelbyville Road, Louisville, Kentucky 40245.

Item 2.	Name of Person Filing

(a),(b),(c) The name of the person filing this statement is Merwin J. Ray, whose principal business address is 15415 Shelbyville Road, Louisville, Kentucky 40245. Mr. Ray is a citizen of the United States.

(d),(e) The title of the class of securities covered by this statement is Common Stock, no par value. The CUSIP Number of the Common Stock is 858147 10 1.

Item 3.	Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b)
Not applicable

Item 4.	Ownership

(a),(b),(c) The number of shares of Common Stock beneficially owned by Mr. Ray as of December 31, 2004, 549,404 (4.27% of the total shares outstanding), including 28,844 shares held by Mr. Ray's wife. All of such shares, except shares held by Mrs. Ray, are held with sole voting power.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Page 3 of 4 Pages

Item 10.	Certification
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2005

/s/ Merwin J. Ray Merwin J. Ray

Page 4 of 4 Pages